UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727107

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dongting Lake Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,046,106
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,046,106

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,046,106
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.9%
14	Type of Reporting Person CO

1	Names of Reporting Persons Morespark Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,471,577
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,471,577

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,471,577
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.5%
14	Type of Reporting Person CO

1	Names of Reporting Persons THL E Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 965,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 965,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 965,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.4%
14	Type of Reporting Person CO

1	Names of Reporting Persons Tencent Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 5,482,683
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,482,683

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,482,683
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on June 27, 2016 (the “Schedule 13D”), relating to the ordinary shares, par value $0.00004 per share (“Ordinary Shares”) and American depositary shares, each representing one Ordinary Share (“ADSs”), of Bitauto Holdings Limited, a company organized under the laws of the Cayman Islands (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively the “Reporting Persons”):

(i)	Tencent Holdings Limited, a Cayman Islands company (“Tencent”);

(ii)	Morespark Limited, a limited liability company incorporated in Hong Kong and a direct wholly owned subsidiary of Tencent (“Morespark”);

(iii)	Dongting Lake Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Dongting”); and

(iv)	THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”).

The business address of Tencent is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The business address of Morespark is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The principal address of each other Reporting Person is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

Tencent is an internet value-added service company in China and has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Each of Morespark, Dongting and THL is a direct wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Information with respect to the directors and officers of each of the Reporting Persons (collectively, the “Related Persons”), including name, business address, present principal occupation or employment and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following:

Consortium Agreement

On September 12, 2019, Morespark and Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner (the “Buyer Consortium”) entered into a consortium agreement (the “Consortium Agreement”). Pursuant to the Consortium Agreement, on September 12, 2019, the Buyer Consortium submitted a preliminary, non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire all outstanding Ordinary Shares and ADSs, which would result in the Issuer becoming a private, wholly owned subsidiary of such entities (the “Merger”). The terms of the Proposal state that in connection with the Merger, each outstanding Ordinary Share and ADS (other than those owned by the Buyer Consortium and their affiliates, including the Reporting Persons and those owned by any existing shareholder of the Issuer which will be rolled over for the purpose of funding the Merger), will be converted into the right to receive a purchase price of US$16 per Ordinary Share or per ADS (the “Merger Consideration”). The Proposal is subject to negotiation with the Board, and there can be no guarantee that the Merger will be completed in accordance with the terms of the Proposal or at all.

Pursuant to the Consortium Agreement, Morespark and the other parties thereto have agreed that for a period ending on the earlier of (i) the termination of the Consortium Agreement pursuant to its terms and (ii) September 12, 2020, each party shall work exclusively with the other parties to the Consortium Agreement to effect the Merger and shall not, either directly or through any affiliate, make, solicit, encourage or facilitate a competing acquisition proposal. Moreover, each party to the Consortium Agreement has irrevocably agreed to vote any Ordinary Shares beneficially owned by such party, or which may be beneficially owned by such party in the future, in favor of the Merger and any related transactions. Each party to the Consortium Agreement has also agreed not to transfer any Ordinary Shares beneficially owned by such party, or which may be beneficially owned by such party in the future, to any person other than any affiliate of such party who is bound by the Consortium Agreement.

Support Agreement

As a condition and inducement to the Buyer Consortium’s submission of the Proposal, on September 12, 2019, the Buyer Consortium entered into support agreements (collectively, the “Support Agreements”) with certain shareholders of the Issuer (collectively, the “Shareholders”).

Pursuant to the Support Agreements, the Shareholders have agreed, among other things, to vote all Ordinary Shares covered by the Support Agreements (the “Covered Shares”) in favor of the Merger. The Shareholders have also agreed during the term of the Support Agreements, subject to the fiduciary duties of any Shareholder who is a director of the Issuer, not to, directly or indirectly, (i) make an Acquisition Proposal (as defined in the Support Agreement) or join with, or invite, any other person to be involved in the making of an Acquisition Proposal, (ii) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue an Acquisition Proposal, (iii) finance or offer to finance any Acquisition Proposal, including by offering any equity or debt financing, or contribution of any Covered Shares or provision of a voting agreement, in support of any Acquisition Proposal, or (iv) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing) with any person (other than members of the Buyer Consortium and their Affiliates) regarding, an Acquisition Proposal.

Each Support Agreement will terminate upon the earliest of (i) the consummation of the Merger, (ii) the date on which the Buyer Consortium withdraws the Proposal, (iii) the date on which any amendment of, modification to or waiver under the Proposal or any definitive merger agreement is entered into or given that would reduce or alter the form of consideration payable to the Shareholders, (iv) any material breach by the Buyer Consortium that is not cured within ten business days, (v) the date that is nine months, or, in the case of the Support Agreement among Buyer Consortium and Cox Automotive Global Investments, Inc., six months subject to a three month extension, after the date of the Support Agreement if the definitive merger agreement has not been executed by then, or (vi) the termination of any definitive merger agreement by and among the Buyer Consortium, or their affiliates, and the Issuer other than termination by the Buyer Consortium as a result of any breach by the Issuer or by the Issuer as a result of the Issuer receiving a superior proposal.

In addition, the Support Agreements among the Buyer Consortium and JD.com Global Investment Limited and Bin Li (each a “Rollover Support Agreement”) provide that, at least ten business days prior to the execution and delivery of any definitive merger agreement, the parties to each Rollover Support Agreement shall agree upon the number of Ordinary Shares held by JD.com Global Investment Limited and Bin Li, as applicable, that shall be exchanged for shares of a new company to be incorporated by the Buyer Consortium in connection with the Merger in lieu of the right to receive the Merger Consideration.

The foregoing descriptions of the Consortium Agreement and the Support Agreements are not complete and are qualified in their entirety by the text of such agreements, each of which is attached as an exhibit hereto and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Consortium Agreement and the Support Agreements, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with the Proposal, the Reporting Persons may engage in discussions with management, the Board of Directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, including the Merger. There can be no assurance, however, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) - (b) As of September 12, 2019, and based on 70,166,576.5 Ordinary Shares outstanding as of March 31, 2019:

(i)	Morespark may be deemed to have beneficial ownership and shared power to vote or direct the vote of 2,471,577 Ordinary Shares, representing 3.5% of the Ordinary Shares outstanding.

(ii)	Dongting may be deemed to have beneficial ownership and shared power to vote or direct the vote of 2,046,106 Ordinary Shares, representing 2.9% of the Ordinary Shares outstanding.

(iii)	THL may be deemed to have beneficial ownership and shared power to vote or direct the vote of 965,000 Ordinary Shares underlying ADSs, representing 1.4% of the Ordinary Shares outstanding.

(iv)

Each of Morespark, Dongting and THL are direct, wholly owned subsidiaries of Tencent. As a result, Tencent may be deemed to have beneficial ownership and shared power to vote or direct the vote of the 5,482,683 Ordinary Shares held by the foregoing entities, representing 7.8% of the Ordinary Shares outstanding.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Units.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 of the Schedule 13D is amended and supplemented by inserting the following:

Item 4 above summarizes certain provisions of the Consortium Agreement and the Support Agreements and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
4	Consortium Agreement, dated September 12, 2019, Morespark Limited and Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner.

5	Support Agreement, dated September 12, 2019, by and among Morespark Limited, Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner, and Bin Li.

6	Support Agreement, dated September 12, 2019, by and among Morespark Limited, Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner, and Cox Automotive Global Investments, Inc.

7	Support Agreement, dated September 12, 2019, by and among Morespark Limited, Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner, and JD.com Global Investment Limited of Bitauto Holdings Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2019

DONGTING LAKE INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

MORESPARK LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

THL E LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

The business address of each of the following individuals is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Morespark

The directors for Morespark Limited are as follows:

Name	Present Principal Employment	Citizenship
Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

The executive officer for Morespark Limited is as follows:

Name	Present Principal Employment	Citizenship
Lau Suk Yi	Secretary	People’s Republic of China (Hong Kong SAR)

Tencent

The directors for Tencent Holdings Limited are as follows:

Name	Present Principal Employment	Citizenship
Ma Huateng	Executive Director, Chairman of the Board and Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	Executive Director and President	People’s Republic of China (Hong Kong SAR)

Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa

Charles St Leger Searle	Non-Executive Director	Republic of South Africa

Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China

Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)

Ke Yang	Independent Non-Executive Director	People’s Republic of China

The executive officers for Tencent Holdings Limited are as follows:

Name	Present Principal Employment	Citizenship
Ma Huateng	Executive Director, Chairman of the Board, Chief Executive Officer	People’s Republic of China

Lau Chi Ping Martin	Executive Director, President	People’s Republic of China (Hong Kong SAR)

David AM Wallerstein	Chief eXploration Officer, Senior Executive Vice President	United States of America

Xu Chenye	Chief Information Officer	People’s Republic of China

Ren Yuxin	Chief Operating Officer, President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China

James Gordon Mitchell	Chief Strategy Officer, Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland

John Shek Hon Lo	Chief Financial Officer, Senior Vice President	People’s Republic of China (Hong Kong SAR)

Dongting Lake Investment Limited

The directors for Dongting Lake Investment Limited are as follows:

Name	Present Principal Employment	Citizenship
Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

Dongting Lake Investment Limited does not have any executive officers.

THL E Limited

The directors for THL E Limited are as follows:

Name	Present Principal Employment	Citizenship
Ma Huateng	Director	People’s Republic of China

Charles St Leger Searle	Director	Republic of South Africa

THL E Limited does not have any executive officers.